NES WORLDWIDE, INC.
                            3665 Kingsway, Suite 300
                           Vancouver, British Columbia
                                 Canada V5R 5W2



February  10,  2006


BY  EDGAR
---------

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549

Attention:     John  Reynolds
          Re:  NES  Worldwide,  Inc.
          File  Number  0-51729
          Form  10-SB  filed  January  17,  2006
          --------------------------------------


Dear  Mr.  Reynolds:

     On behalf of NES Worldwide, Inc. (the "Registrant"), pursuant to your letter of January 20, 2006, we respectfully request the withdrawal, without prejudice, of the Registrant's Form 10-SB which was filed with the Securities and Exchange Commission on January 19, 2006.

     Please  contact  the undersigned if you require any additional information.

Very  truly  yours,

/s/  Scott  Kerr

Scott  Kerr
President  and  Chief  Executive  Officer


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